UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2019
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the three months ended March 31, 2019.
This report on Form 6-K is hereby incorporated by reference into the Company’s two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2019

INDEX

Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018	Page 5
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and the year ended December 31, 2018	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 32
Cautionary Statement Regarding Forward-Looking Statement	Page 42
Signatures	Page 44

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018
(in thousands of $, except per share amounts)

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
Operating revenues
Direct financing lease interest income - related parties	975	3,116	9,623
Direct financing and sales-type lease interest income - other	13,142	5,982	30,055
Finance lease service revenues - related parties	2,430	6,876	22,095
Profit sharing revenues - related parties	994	—	1,779
Time charter revenues - related parties	13,536	13,138	53,258
Time charter revenues - other	71,693	48,049	239,468
Bareboat charter revenues - other	6,878	10,352	36,222
Voyage charter revenues - other	6,262	4,316	24,339
Other operating income	633	520	1,873
Total operating revenues	116,543	92,349	418,712
(Loss)/gain on sale of assets and termination of charters, net	—	(1,428)	(2,578)
Gain/(loss) on sale of subsidiaries and disposal groups	—	—	7,613
Operating expenses
Vessel operating expenses - related parties	8,166	12,560	45,266
Vessel operating expenses - other	24,271	18,137	83,282
Depreciation	29,470	22,334	104,079
Vessel impairment charge	—	—	64,338
Administrative expenses - related parties	443	226	1,072
Administrative expenses - other	2,906	2,303	8,095
Total operating expenses	65,256	55,560	306,132
Net operating income	51,287	35,361	117,615
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	3,532	3,532	14,128
Interest income - related parties, other	392	—	880
Interest income - other	1,107	320	2,943
Interest expense - related parties	—	—	(6,378)
Interest expense - other	(36,538)	(22,532)	(107,508)
Gain/(loss) on repurchase of bonds	305	—	1,146
Net unrealized gain/(loss) on equity securities	10,529	(996)	12,277
Realized gain/(loss) on sale of debt and equity securities	—	—	13,477
Other financial items, net	(1,762)	5,375	10,407
Net income before equity in earnings of associated companies	28,852	21,060	58,987
Equity in earnings of associated companies	4,740	3,595	14,635
Net income	33,592	24,655	73,622
Per share information:
Basic earnings per share	$0.31	$0.24	$0.70
Diluted earnings per share	$0.31	$0.24	$0.69
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
Net income	33,592	24,655	73,622
Fair value adjustments to hedging financial instruments	(5,264)	7,626	(3,433)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	80	(3,127)
Fair value adjustments to investment securities classified as available-for-sale	(1,929)	2,158	2,244
Fair value adjustments to hedging financial instruments in associated companies	—	433	(206)
Other comprehensive income/(loss)	14	52	(74)
Other comprehensive loss/(income), net of tax	(7,179)	10,349	(4,596)

Comprehensive income	26,413	35,004	69,026
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31, 2019 and December 31, 2018
(in thousands of $, except share data)

	March 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	154,077	211,394
Restricted cash	—	1,000
Investments in debt and equity securities	95,808	87,174
Due from related parties	33,492	41,771
Trade accounts receivable	3,709	2,976
Other receivables	18,898	13,041
Inventories	7,893	8,547
Prepaid expenses and accrued income	2,865	2,593
Investment in direct financing and sales-type leases, current portion	43,058	39,804
Financial instruments (short-term): at fair value	—	5,279
Total current assets	359,800	413,579
Vessels and equipment, net	1,512,962	1,559,712
Vessels and equipment under capital lease, net	741,545	749,889
Investment in direct financing and sales-type leases, long-term portion	777,232	762,355
Investment in associated companies	29,847	25,107
Loans to related parties - associated companies, long-term	311,410	310,144
Long-term receivables from related parties	15,121	15,616
Financial instruments (long-term): at fair value	6,624	10,633
Other long-term assets	28,218	30,810
Total assets	3,782,759	3,877,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	177,738	267,149
Current portion of obligations under capital leases	68,506	67,793
Due to related parties	875	1,349
Trade accounts payable	3,311	1,945
Financial instruments (short-term): at fair value	—	45,047
Accrued expenses	12,982	12,510
Other current liabilities	9,500	8,332
Total current liabilities	272,912	404,125
Long-term liabilities
Long-term debt	1,232,497	1,169,931
Obligations under capital leases	1,088,389	1,104,258
Financial instruments (long-term): at fair value	17,131	16,213
Other long-term liabilities	3,183	3,286
Total liabilities	2,614,112	2,697,813

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 200,000,000 shares authorized; 119,375,525 shares issued and outstanding at March 31, 2019). ($0.01 par value; 200,000,000 shares authorized; 119,373,064 shares issued and outstanding at December 31, 2018).	1,194	1,194
Additional paid-in capital	468,709	468,844
Contributed surplus	680,703	680,703
Accumulated other comprehensive loss	(7,431)	(220)
Retained earnings	25,472	29,511
Total stockholders’ equity	1,168,647	1,180,032
Total liabilities and stockholders’ equity	3,782,759	3,877,845
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018
(in thousands of $)

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
Operating activities
Net income	33,592	24,655	73,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	29,470	22,334	104,079
Long-term assets impairment charge	—	—	1,730
Vessel impairment charge	—	—	64,338
Amortization of deferred charges	2,233	1,672	10,187
Amortization of seller’s credit	(103)	(308)	(447)
Amortization of long-term charter contract values acquired with vessels	714	—	1,699
Equity in earnings of associated companies	(4,740)	(3,595)	(14,635)
Gain/(loss) on sale of assets and termination of charters	—	1,428	2,578
Loss/(gain) on sale of subsidiary and disposal groups	—	—	(7,613)
Adjustment of derivatives to fair value recognized in net income	1,958	(5,599)	(13,898)
Unrealized gain on marketable securities	(10,529)	996	(12,277)
Realized gain on sale of debt and equity securities	—	—	(13,476)
Loss/(gain) on repurchase of bonds	(305)	—	(1,146)
Other, net	(437)	98	1,108
Changes in operating assets and liabilities:
Trade accounts receivable	(733)	8,714	9,607
Due from related parties	(300)	1,841	(1,308)
Other receivables	(5,920)	(284)	(3,870)
Inventories	654	(920)	(3,423)
Other current assets	64	—	(157)
Prepaid expenses and accrued income	(272)	(168)	(301)
Trade accounts payable	1,366	780	2,370
Accrued expenses	712	(1,302)	(433)
Other current liabilities	1,132	(370)	2,641
Net cash provided by operating activities	48,556	49,972	200,975
Investing activities
Repayments from investments in direct financing and sales-type leases	9,931	7,530	33,486
Additions to finance lease	(1,062)	—	—
Purchase of vessels and capital improvements	(258)	—	(1,137,703)
Proceeds from sales of vessels and termination of charters	—	17,528	145,654
Proceeds from sale of subsidiaries, net of cash disposed of	—	—	83,485
Net amounts received from/(paid to) associated companies	7,335	27,472	(24,161)
Other investments and long term assets, net	1,120	—	32,675
Net cash provided by/(used in) investing activities	17,066	52,530	(866,564)
Financing activities
Proceeds from capital leases	—	—	944,097
Principal settlements of cross currency swaps, net	(41,769)	—	—
Repurchase of bonds	(80,749)	(63,218)	(97,248)
Proceeds from issuance of short-term and long-term debt	104,400	19,000	825,984
Repayments of short-term and long-term debt	(51,572)	(33,197)	(778,731)
Debt fees paid	(1,430)	(22)	(8,257)
Repayment of lease obligation liability	(15,156)	(1,872)	(11,653)
Cash dividends paid	(37,663)	(36,254)	(149,261)
Net cash (used in)/provided by financing activities	(123,939)	(115,563)	724,931

Net change in cash and cash equivalents	(58,317)	(13,061)	59,342
Cash, restricted cash and cash equivalents at start of the period	212,394	153,052	153,052
Cash, restricted cash and cash equivalents at end of the period	154,077	139,991	212,394

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	34,141	21,886	104,620
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the three months ended March 31, 2019 and March 31, 2018 and the year ended December 31, 2018
(in thousands of $, except number of shares)

	Three months ended		Year ended
	March 31,		December 31,
	2019	2018	2018
Number of shares outstanding
At beginning of period	119,373,064	110,930,873	110,930,873
Shares issued	2,461	651,365	8,442,191
At end of period	119,375,525	111,582,238	119,373,064
Share capital
At beginning of period	1,194	1,109	1,109
Shares issued	—	7	85
At end of period	1,194	1,116	1,194
Additional paid-in capital
At beginning of period	468,844	403,659	403,659
Amortization of stock-based compensation	145	115	454
Stock-based compensation forfeitures	(49)	—	(33)
Shares issued arising from conversion of 3.25% convertible bonds due 2018	—	9,927	9,927
Adjustment to equity component arising from reacquisition of 3.25% convertible bonds due 2018	—	(9,933)	(9,933)
Adjustment to equity component of convertible bonds due 2021 and 2023 arising from reacquisition of bonds	(231)	—	(1,096)
Shares issued arising from consideration paid on vessel acquisitions	—	—	57,960
Recognition of equity component arising from issuance of 4.875% convertible bonds due 2023	—	—	7,906
At end of period	468,709	403,768	468,844
Contributed surplus
At beginning of period	680,703	680,703	680,703
At end of period	680,703	680,703	680,703
Accumulated other comprehensive (loss)/income
At beginning of period	(220)	(94,612)	(94,612)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	—	80	(3,127)
Fair value adjustments to hedging financial instruments	(5,264)	7,626	(3,433)
Reclassification of unrealized losses upon adoption of ASU 2016-01	—	98,782	98,782
Reclassification of ineffective portion of hedging instruments upon adoption of ASU 2017-12	(32)	—	—
Fair value adjustments to available-for-sale securities	(1,929)	2,158	2,244
Other comprehensive (loss)/income	14	52	(74)
At end of period	(7,431)	14,086	(220)
Accumulated other comprehensive loss - associated companies
At beginning of period	—	206	206
Fair value adjustments to hedging financial instruments	—	433	(206)
At end of period	—	639	—
Retained earnings
At beginning of period	29,511	203,932	203,932
Reclassification of unrealized losses upon adoption of ASU 2016-01	—	(98,782)	(98,782)
Reclassification of ineffective portion of hedging instruments upon adoption of ASU 2017-12	32	—	—
Net income	33,592	24,655	73,622
Dividends declared	(37,663)	(36,254)	(149,261)
At end of period	25,472	93,551	29,511
Total stockholders’ equity	1,168,647	1,193,863	1,180,032
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2018. The results of operations for the interim period ended March 31, 2019 are not necessarily indicative of the results for the entire year ending December 31, 2019.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Recently Issued Accounting Standards

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement". ASU 2018-13 includes certain removals, modifications and additions to the disclosure requirements on fair value measurements in Topic 820. The updated guidance is effective for fiscal years, and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In October 2018, the FASB issued ASU No. 2018-16 "Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes." In the United States, eligible benchmark interest rates under Topic 815 are interest rates on direct Treasury obligations of the U.S. government (UST), the London Interbank Offered Rate (LIBOR) swap rate, and the Overnight Index Swap (OIS) Rate based on the Federal Funds Effective Rate. When the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, in August 2017, it introduced the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Rate as the fourth permissible U.S. benchmark rate. The new ASU adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. ASU 2018-16 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-16 on the consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606", which defines a collaborative arrangement as a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risks and rewards that depend on the activity’s commercial success. The ASU provides guidance on how to assess whether certain transactions between collaborative arrangement participants should be accounted for within the revenue recognition standard.

The ASU also provides more comparability in the presentation of revenue for certain transactions between collaborative arrangement participants. It accomplishes this by allowing organizations to only present units of account in collaborative arrangements that are within the scope of the revenue recognition standard together with revenue accounted for under the revenue recognition standard. The parts of the collaborative arrangement that are not in the scope of the revenue recognition standard should be presented separately from revenue accounted for under the revenue recognition standard. ASU 2018-18 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company does not expect that the adoption of ASU 2018-18 will have a material effect on the consolidated financial statements.

Also in November 2018, the FASB issued ASU No. 2018-19 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses" to provide new guidance to mitigate the transition complexity by requiring entities other than public business entities, including not-for-profit organizations and certain employee benefit plans, to implement the credit losses standard issued in 2016, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This aligns the implementation date for their annual financial statements with the implementation date for their interim financial statements. The guidance also clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the leases standard. ASU 2018-19 is effective for fiscal years and interim periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2018-19 on the consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" to clarify and improve areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement. ASU 2019-04 is effective as of the beginning of the first annual reporting period beginning after April 25, 2019 for amendments to ASU 2017-12 and for fiscal and interim periods beginning after December 15, 2019 for amendments relating to ASU 2016-01 and ASU 2016-13. The Company does not expect that the adoption of ASU 2019-04 will have a material effect on the consolidated financial statements.

Recently Adopted Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in Topic 606. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018.

The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that need to be written off; (ii) the Company does not have any lease incentives or accrued rental transactions that needs to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is not materially different. The Company has elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Furthermore the Company has not elected the practical expedient to use hindsight when determining the lease term.

For arrangements where we are the lessor, the new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts, voyage charter and bareboat charter contracts that qualify as operating leases and thus do not separate the non-lease component, or service element, from the lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606. The adoption of ASC 842 did not have a material impact on the consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. Upon adoption, the cumulative effect of adopting this guidance resulted in a net minor adjustment of $32 thousand to the opening balance of retained earnings as of January 1, 2019.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

No vessels were sold or charters terminated during the three months ended March 31, 2019.

In February 2018, the VLCC Front Circassia, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $1.4 million was recorded on the disposal, the proceeds of which included $17.9 million gross sales proceeds and compensation in the form of a loan note of $4.4 million at fair value was received for the early termination of the charter (see Note 15: Related party transactions).

3.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2019	March 31, 2018	December 31, 2018
Basic earnings per share:
Net income available to stockholders	33,592	24,655	73,622
Diluted earnings per share:
Net income available to stockholders	33,592	24,655	73,622
Interest and other expenses attributable to convertible bonds	(304)	261	123
Net income assuming dilution	33,288	24,916	73,745

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended		Year ended
(in thousands)	March 31, 2019	March 31, 2018	December 31, 2018
Basic earnings per share:
Weighted average number of common shares outstanding	107,608	103,358	105,898
Diluted earnings per share:
Weighted average number of common shares outstanding*	107,608	103,358	105,898
Effect of dilutive share options	42	15	59
Effect of dilutive convertible bonds	4	1,644	1,649
Weighted average number of common shares outstanding assuming dilution	107,654	105,017	107,606

	Three months ended		Year ended
	March 31, 2019	March 31, 2018	December 31, 2018
Basic earnings per share:	$0.31	$0.24	$0.70
Diluted earnings per share:	$0.31	$0.24	$0.69

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of March 31, 2019 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due
2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

As of March 31, 2019, the 4.875% senior unsecured convertible bonds issued in April and May 2018 and the 5.75% senior unsecured convertible bonds issued in October 2016 were anti-dilutive.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Three months ended		Year ended
(in thousands of $)	March 31, 2019	March 31, 2018	December 31, 2018
Net cash movement on non-designated derivatives	283	(469)	(721)
Net decrease/(increase) in fair value of non-designated derivatives	(1,959)	5,594	13,908
Other items	(86)	250	(2,780)
Total other financial items	(1,762)	5,375	10,407

The net movement in the fair values of non-designated derivatives and net cash movement thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. Changes in the fair values of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”.

Other items in the three months ended March 31, 2019 include a gain of $15.0 thousand arising from foreign currency translation. In the year ended December 31, 2018 other items included foreign currency translation net loss of $2.0 million (three months ended March 31, 2018: gain $0.3 million). Other items also include bank charges and fees relating to loan facilities.

Following the adoption of ASU 2017-12 from January 2019, the Company now recognizes any changes in the fair value of swaps designated as accounting hedges in other comprehensive income. The adoption of the standard resulted in an opening balance adjustment of $32.0 thousand from retained earnings to other comprehensive income. See also Recently Adopted Accounting Standards within Note 1.

5.	INVESTMENTS IN DEBT AND EQUITY SECURITIES

Investment securities held by the Company consist of the following investments in corporate bonds and equity securities:

	Three months ended March 31, 2019			Year ended December 31, 2018
(in thousands of $)	Amortised Cost	Unrealised gains/(losses)*	Fair value	Amortised Cost	Unrealised gains/(losses)*	Fair value
Corporate bonds:
NorAm Drilling	4,715	477	5,192	4,715	477	5,192
Oro Negro	7,886	(1,762)	6,124	7,886	167	8,053
Total corporate bonds	12,601	(1,285)	11,316	12,601	644	13,245
Total equity securities	73,929	10,563	84,492	63,633	10,296	73,929
Total Investments	86,530	9,278	95,808	76,234	10,940	87,174
* This includes foreign currency gains or losses on non U.S. dollar denominated equity investments in addition to the changes in the fair value from market prices movements.

Corporate Bonds
The investments in corporate bonds at March 31, 2019, consist of investments in Oro Negro and NorAm Drilling Company AS ("NorAm Drilling") bonds which have a total carrying value of $11.3 million (December 31, 2018: $13.2 million) and have maturities in 2019 and 2021. The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized loss on these available-for-sale corporate debt securities included in "Other comprehensive income" at March 31, 2019, was $1.3 million (December 31, 2018: gain of $0.6 million).

Equity Securities
The investments in shares at March 31, 2019 consist of listed shares in Frontline with a carrying value of $71.1 million (December 31, 2018: $60.8 million), shares in NorAm Drilling traded in the Norwegian Over the Counter market ("OTC") with a carrying value of $4.1 million (December 31, 2018: $3.9 million), and shares in ADS Crude Carriers Plc. ("ADS"), traded on the Oslo Merkur Market with a carrying value of $9.3 million at March 31, 2019 (December 31, 2018: $9.2 million). See also Note 15: Related party transactions.

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	March 31, 2019	December 31, 2018
Cost	1,916,341	1,955,880
Accumulated depreciation	403,379	396,168
Vessels and equipment, net	1,512,962	1,559,712
During the three months ended March 31, 2019, the 5,800 TEU container vessels MSC Margarita, and MSC Vidhi, previously recorded as operating lease assets, were reclassified as sales type leases. The reclassification occurred as a result of amendments to the existing charter contracts. The carrying value of the container vessels reclassified from vessels and equipment to investments in finance leases was $27.0 million (Refer to Note 8: Investments in direct financing and sales-type leases).

7.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	March 31, 2019	December 31, 2018
Cost	754,994	754,392
Accumulated depreciation	13,449	4,503
Vessels under capital lease, net	741,545	749,889

As at March 31, 2019, seven vessels were accounted for as vessels under capital lease, including four 13,800 TEU container vessels and three 10,600 container vessels. These vessels were refinanced through Asian based financial institutions by entering into separate sale and leaseback financing arrangements. The vessels are leased back for an original term ranging from six to 11 years, with options to purchase each vessel after six years.

8. INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at March 31, 2019, the Company had three VLCC crude tankers accounted for as direct financing leases (December 31, 2018: three VLCCs). These vessels are on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which span various periods depending on the age of the vessels, ranging from approximately six to eight years. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms.

The Company owns one offshore supply vessel accounted for as a direct finance lease which is chartered on a long-term bareboat charter, together with four other vessels accounted for as operating leases, to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”) (Refer to Note 6: Vessels and equipment, net). The Solstad Charterer is an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”). In July 2018, the Company entered into a restructuring agreement with subsidiaries of Solstad, which became effective at the end of August 2018, whereby the Company will receive 50% of the agreed charter hire for two of the offshore support vessels. All other contracted charter hire income earned from fixed assets and finance lease assets will be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with, amongst others, the Company whereby 100% of charter hire for vessels on charter to Solship is deferred. The Standstill Agreement is effective until June 20, 2019. Solship has requested an extension of the Standstill Agreement until October 2019.

In addition to the above four vessels leased to related and unrelated third parties, the Company also had 19 container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease as at March 31, 2019, which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters provide a fixed price put option, purchase option or purchase obligation at the expiry of the 15 year charter period for four of the container vessels, the charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the seven year period for 15 container vessels, and the charterer has a minimum fixed price purchase obligation at the expiry of the five year charter period for the container vessel accounted for as a sales-type lease.

During the three months ended March 31, 2019, an additional two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously reported under vessels and equipment, were reclassified to sales type leases as a result of amendments made to the charter contract. Included in the amendments to the contracts, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period. The combined net book value of the vessels transferred was $27.0 million (Refer to Note 6: Vessels and equipment, net).

As at March 31, 2019, the Company had a total of 26 vessels accounted for as direct financing and sales-type leases (December 31, 2018: 24 vessels). The following lists the components of the investments in direct financing and sales-type leases as at March 31, 2019 and December 31, 2018:

(in thousands of $)	March 31, 2019	December 31, 2018
Total minimum lease payments to be received	1,170,365	1,173,152
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(71,647)	(74,077)
Net minimum lease payments receivable	1,098,718	1,099,075
Estimated residual values of leased property (un-guaranteed)	192,079	180,080
Less: unearned income	(470,507)	(476,996)
Total investment in direct financing and sales-type leases	820,290	802,159

Current portion	43,058	39,804
Long-term portion	777,232	762,355
Total investment in direct financing and sales-type leases	820,290	802,159

Following the adoption of ASU 2016-02 from January 2019, the Company now records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Recently Adopted Accounting Standards within Note 1.

9. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At March 31, 2019, March 31, 2018 and December 31, 2018, the Company had the following participation in investments that were recorded using the equity method:

	March 31, 2019	March 31, 2018	December 31, 2018
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of March 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	62,970	21,732	20,582	20,656
Non-current assets	956,595	298,508	286,294	371,793
Total assets	1,019,565	320,240	306,876	392,449
Current liabilities	68,544	18,090	21,959	28,495
Non-current liabilities	921,174	294,384	277,746	349,044
Total liabilities	989,718	312,474	299,705	377,539
Total stockholders’ equity	29,847	7,766	7,171	14,910

	As of December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	58,089	19,558	16,858	21,673
Non-current assets	967,954	302,362	290,370	375,222
Total assets	1,026,043	321,920	307,228	396,895
Current liabilities	69,181	18,252	19,487	31,442
Non-current liabilities	931,755	297,060	281,627	353,068
Total liabilities	1,000,936	315,312	301,114	384,510
Total stockholders’ equity	25,107	6,608	6,114	12,385
Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Three months ended March 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	16,913	4,959	4,841	7,113
Net operating revenues	16,913	4,959	4,841	7,113
Net income	4,740	1,158	1,057	2,525

	Three months ended March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	15,835	4,697	4,660	6,478
Net operating revenues	15,835	4,697	4,660	6,478
Net income	3,595	936	869	1,790

	Year ended December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	64,572	19,594	19,126	25,852
Net operating revenues	64,410	19,540	19,049	25,821
Net income	14,635	3,973	3,372	7,290

SFL Deepwater, SFL Hercules and SFL Linus each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which includes both fixed price call options and a fixed price purchase obligation or put option, it has been determined that these subsidiaries of Ship Finance are variable interest entities in which Ship Finance is not the primary beneficiary.

Each subsidiary has entered into a term loan and revolving credit facility as follows:

	Three months ended March 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	651,202	199,744	210,000	241,458
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	266,114	84,697	78,947	102,470

	Year ended December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	655,186	203,686	210,000	241,500
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	266,114	84,697	78,947	102,470

In the three months ended March 31, 2019 and the year ended December 31, 2018, SFL Deepwater, SFL Hercules and SFL Linus paid dividends as follows:

Three months ended March 31, 2019
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	—	—	—	—

Three months ended March 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	—	—	—	—

Year ended December 31, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	—	—	—	—

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities originally contained financial covenants with which both Ship Finance and Seadrill must comply. In September 2017, Seadrill announced that it had entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd (“Hemen”), who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus have also entered into the Restructuring Plan, which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, the financial covenants on Seadrill have been replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. As at March 31, 2019, Ship Finance and RigCo were in compliance with all of the covenants under these long-term debt facilities.

10.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	March 31, 2019	December 31, 2018
Long-term debt:
NOK900 million senior unsecured floating rate bonds due 2019	—	77,722
5.75% senior unsecured convertible bonds due 2021	212,230	212,230
NOK500 million senior unsecured floating rate bonds due 2020	58,033	57,829
4.875% senior unsecured convertible bonds due 2023	148,300	151,700
NOK600 million senior unsecured floating rate bonds due 2023	69,640	69,395
Total Fixed Rate and Foreign Debt	488,203	568,876
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2025	944,299	891,471
Total debt principal	1,432,502	1,460,347
Less: Unamortized debt issuance costs	(22,267)	(23,267)
Less: Current portion of long-term debt	(177,738)	(267,149)
Total long-term debt	1,232,497	1,169,931

(in thousands of $)
		Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance at	December 31, 2018	568,876	891,471	1,460,347
Drawdowns		—	104,400	104,400
Repayments and redemptions		(81,021)	(51,572)	(132,593)
Effects of foreign exchange		348	—	348
Balance at	March 31, 2019	488,203	944,299	1,432,502

The outstanding debt as of March 31, 2019 is repayable as follows:

(in thousands of $)
Year ending December 31,

2019 (remaining nine months)	142,396
2020	202,916
2021	470,136
2022	256,085
2023	281,794
Thereafter	79,175
Total debt principal	1,432,502
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.03% per annum at March 31, 2019 (December 31, 2018: 4.22%). This rate takes into consideration the effect of related interest rate swaps. At March 31, 2019, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 2.60% (December 31, 2018: 2.81%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.34% (December 31, 2018: 1.27%).

In the three months ended March 31, 2019, the following redemptions occurred:

NOK900 million senior unsecured bonds due 2019
On March 19, 2014, the Company issued a senior unsecured bond loan totaling NOK900 million in the Norwegian credit market. The bonds bore quarterly interest at NIBOR plus a margin and were redeemable in full on March 19, 2019.

Since their issue, the Company purchased bonds with principal amounts totaling NOK228 million, net and the remaining outstanding amount of NOK672 million was fully redeemed in March 2019. Thus, there was no principal amount outstanding as at March 31, 2019 in respect of this bond (December 31, 2018: NOK672 million, equivalent to $77.7 million).

4.875% senior unsecured convertible bonds due 2023
On April 23, 2018, the Company issued a senior unsecured convertible bond loan totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares and mature on May 1, 2023. The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate to 58.7171 common shares per $1,000 bond, equivalent to a conversion price of approximately $17.03 per share. Based on the closing price of our common stock of 12.34 on March 31, 2019, the if-converted value was less than the principal amounts by $40.8 million. In January 2019, the Company purchased bonds with principal amounts totaling $3.4 million (2018: $12.3 million). A gain of $0.3 million was recorded on the transaction in the three months ended March 31, 2019 (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.4 million). The net amount outstanding at March 31, 2019 was $148.3 million (December 31, 2018: $151.7 million).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at March 31, 2019, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and Other Options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issue date and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.3 million in the three months ended March 31, 2019 (three months ended March 31, 2018: $nil; year ended December 31, 2018: $1.0 million). As a result of the purchase of bonds with principal amounts totaling $3.4 million (December 31, 2018: $12.3 million), a total of $0.2 million (December 31, 2018: $0.6 million) was allocated as the reacquisition of the equity component.

In the three months ended March 31, 2019, the following drawings were made:

(in thousands of $)
Facility	Amount Drawn
$24.9 million secured term loan	24,900
$29.5 million secured term loan	29,500
$50 million revolving credit facility	50,000
Total Drawdown	104,400

The aggregate book value of assets pledged as security against borrowings at March 31, 2019, was $1,674 million (December 31, 2018: $1,527 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of March 31, 2019, the Company is in compliance with all of the covenants under its long-term debt facilities. In addition, the $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship.

11.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank ASA, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank S.A. and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.
The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2019	December 31, 2018
Non-designated derivative instruments - short-term assets:
Cross currency interest rate swaps	—	5,279
Total derivative instruments - short-term assets	—	5,279

Designated derivative instruments - long-term assets:
Interest rate swaps	3,834	5,459
Non-designated derivative instruments - long-term assets:
Interest rate swaps	2,790	5,174
Total derivative instruments - long-term assets	6,624	10,633

(in thousands of $)	March 31, 2019	December 31, 2018
Designated derivative instruments -short-term liabilities:
Cross currency interest rate swaps	—	33,004
Non-designated derivative instruments -short-term liabilities:
Cross currency interest rate swaps	—	12,043
Total derivative instruments - short-term liabilities	—	45,047

Designated derivative instruments - long-term liabilities:
Interest rate swaps	2,808	1,811
Cross currency interest rate swaps	4,672	4,709
Cross currency swaps	9,318	9,607
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	333	86
Total derivative instruments - long-term liabilities	17,131	16,213

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At March 31, 2019, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR.

The total notional principal amount subject to swap agreements as at March 31, 2019, was $0.8 billion (December 31, 2018: $0.9 billion).
Foreign currency risk management
The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million and NOK600 million senior unsecured bonds due 2020 and 2023 respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK500 million	US$64.0 million	October 2017	March - June 2020
NOK472 million	US$62.1 million	September 2018	September 2023
Apart from the NOK500 million and NOK600 million senior unsecured bonds due 2020 and 2023, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.
Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	March 31, 2019	December 31, 2018	December 31, 2018
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	11,316	11,316	13,245	13,245
Equity securities	84,492	84,492	73,929	73,929
Floating rate NOK bonds due 2019	—	—	77,722	77,916
Floating rate NOK bonds due 2020	58,033	59,542	57,829	58,841
Floating rate NOK bonds due 2023	69,640	69,779	69,395	69,568
5.75% unsecured convertible bonds due 2021	212,230	208,781	212,230	199,496
4.875% unsecured convertible bonds due 2023	148,300	146,307	151,700	139,374
Derivatives:
Interest rate/ currency swap contracts - short-term receivables	—	—	5,279	5,279
Interest rate/ currency swap contracts - long-term receivables	6,624	6,624	10,633	10,633
Interest rate/ currency swap contracts - short-term payables	—	—	45,047	45,047
Interest rate/ currency swap contracts - long-term payables	17,131	17,131	16,213	16,213

The above short-term receivables relating to interest rate/ currency swap contracts all relate to non-designated hedges at December 31, 2018. The above long-term receivables relating to interest rate/ currency swap contracts at March 31, 2019, include $2.8 million which relates to non-designated swap contracts (December 31, 2018: $5.2 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at March 31, 2019, include $nil which relates to non-designated swap contracts (December 31, 2018: $12.0 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at March 31, 2019, include $0.3 million which relates to non-designated swap contracts (December 31, 2018: $0.1 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and following the adoption of ASU 2017-12, where the Company has designated the swap as a hedge, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps not designated as hedges are recognized in the Consolidated Statement of Operations.
The above fair values of financial assets and liabilities as at March 31, 2019, were measured as follows:

		Fair value measurements using,
(in thousands of $)	March 31, 2019	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	11,316	11,316
Equity securities	84,492	84,492
Interest rate/ currency swap contracts - long-term receivables	6,624		6,624
Total assets	102,432	95,808	6,624
Liabilities:
Floating rate NOK bonds due 2020	59,542	59,542
Floating rate NOK bonds due 2023	69,779	69,779
5.75% unsecured convertible bonds due 2021	208,781	208,781
4.875% unsecured convertible bonds due 2023	146,307	146,307
Interest rate/ currency swap contracts – long-term payables	17,131		17,131
Total liabilities	501,540	484,409	17,131

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investments in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market (iii) ADS shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. The estimated fair value of the debt and equity securities consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2020 and 2023, and the 5.75% and 4.875% unsecured convertible bonds due 2021 and 2023 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR or NIBOR interest rates as at March 31, 2019.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with DNB Bank, Skandinaviska Enskilda Banken, ABN AMRO Bank, Nordea Bank, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.
In the three months ended March 31, 2019, Frontline Shipping accounted for approximately 4% of our consolidated operating revenues (three months ended March 31, 2018: 11%; year ended December 31, 2018: 8%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments to the leases agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the depressed tanker market during a substantial part of 2018, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charter hires. However the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.
In the three months ended March 31, 2019, the Company had eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean Group Limited (“Golden Ocean”) which accounted for approximately 12% of our consolidated operating revenues (three months ended March 31, 2018: 14%; year ended December 31, 2018: 13%).
The Company also had 29 container vessels on long-term bareboat charters to MSC, which accounted for approximately 14% of our consolidated operating revenues in the three months ended March 31, 2019 (three months ended March 31, 2018: 11%; year ended December 31, 2018: 11%).
Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company had 10 container vessels on long-term time charters to Maersk at March 31, 2019, which accounted for approximately 30% of our consolidated operating revenues in the three months ended March 31, 2019 (three months ended March 31, 2018: 26%; year ended December 31, 2018: 27%).
Following their acquisition in 2018, the Company has four container vessels on charter to Evergreen at March 31, 2019, which accounted for approximately 14% of our consolidated operating revenues in the three months ended March 31, 2019 (three months ended March 31, 2018: 0%; year ended December 31, 2018: 10%).
In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill. In the three months ended March 31, 2019, income from our associated companies accounted for approximately 25% of our consolidated net income (three months ended March 31, 2018: 29%; year ended, December 31, 2018: 39%).
The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for a 5-year period with economic effect from January 1, 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus have been extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have extended the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortization. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.

As discussed in Note 16: Commitments and contingent liabilities, the Company, at March 31, 2019, guaranteed a total of $266 million (December 31, 2018: $266 million) of the bank debt in these companies and had an outstanding receivable balance on loans granted by the Company to these associated companies totaling $334.7 million at March 31, 2019 (December 31, 2018: $342.0 million). The loans granted by the Company are considered not impaired at March 31, 2019, due to the fair value of the jack-up rig owned by SFL Linus and the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at March 31, 2019.

12.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2019	December 31, 2018
200,000,000 common shares of $0.01 par value each (December 31, 2018: 200,000,000 shares of $0.01 par value each)	2,000	2,000
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2019	December 31, 2018
119,375,525 common shares of $0.01 par value each (December 31, 2018: 119,373,064 shares of $0.01 par value each)	1,194	1,194

The Company’s common shares are listed on the New York Stock Exchange.

During the three months ended March 31, 2019, the Company issued a total of 2,461 new shares of $0.01 each following the exercise of share options (2018: no new shares were issued). The weighted average exercise price was $12.30 per share.

13.	SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the three months ended March 31, 2019, additional paid-in capital was credited with $0.1 million relating to the fair value of options granted in September 2017, April 2018, January 2019 and March 2019.

In the three months ended March 31, 2019, 13,334 options were exercised into 2,461 shares under the Option Scheme.

In January 2019, the Company awarded a total of 100,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from January 2020 onwards. The initial strike price was $11.50 per share.

In March 2019, the Company also awarded a total of 425,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from March 2020 onwards. The initial strike price was $12.35 per share.

Total unrecognized compensation cost relating to the outstanding options under the Company's Option Scheme was $1.6 million as at March 31, 2019 (December 31, 2018: $0.3 million).

14.	CAPITAL LEASE OBLIGATIONS AND OTHER LONG-TERM LIABILITIES

(in thousands of $)	March 31, 2019	December 31, 2018
Current portion of obligations under capital leases	68,506	67,793
Obligations under capital leases - long-term portion	1,088,389	1,104,258
	1,156,895	1,172,051

In October 2015, the Company entered into agreements to charter in two 19,200 TEU newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. Both vessels are accounted for as direct financing lease assets.

In December 2018, the Company entered into agreements to charter in a further two 19,400 TEU container vessels on a bareboat basis, each for a period of 15 years, and to charter out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The vessels were delivered in December 2018 and both are accounted for as direct financing lease assets.

Also in 2018, the Company acquired four 13,800 TEU container vessels and three 10,600 TEU container vessels, which were subsequently refinanced with an Asian based financial institution by entering into separate sale and leaseback financing arrangements. The vessels are leased back for terms ranging from six to 11 years, with options to purchase the vessel after six years. Due to the terms of the sale and leaseback arrangements, each option is expected to be exercised on the sixth anniversary. These sale and leaseback transactions were accounted for as capital leases (Refer to Note 7: Vessels under capital lease, net).

The Company's future minimum lease obligations under the non-cancellable capital leases are as follows:

Year ending December 31,	(in thousands of $)
2019 (remaining nine months)	99,056
2020	126,868
2021	126,726
2022	126,726
2023	126,726
Thereafter	976,801
Total lease obligations	1,582,903
Less: imputed interest payable	(426,008)
Present value of obligations under capital lease	1,156,895
Less: current portion	(68,506)
Obligations under capital lease - long-term portion	1,088,389

Interest incurred on capital leases in the three months ended March 31, 2019 was $15.7 million (three months ended March 31, 2018: $4.3 million; year ended December 31, 2018: $21.8 million).

Following the adoption of ASU 2016-02 from January 2019, the Company now records new and modified leases as per ASC 842. The Company has elected the practical expedient to not reassess existing leases. The adoption of the standard resulted in no opening balance adjustments. See also Recently Adopted Accounting Standards within Note 1.

Other long-term liabilities comprise of the following:

(in thousands of $)	March 31, 2019	December 31, 2018
Unamortized sellers' credit	3,179	3,282
Other items	4	4
Total other long-term liabilities	3,183	3,286

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to the Solstad Charterer.

15.	RELATED PARTY TRANSACTIONS
The Company has transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close Corp. Ltd. ("Golden Close")
–    Sterna Finance Ltd. ("Sterna Finance")
–    ADS

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 8: Investments in direct financing and sales-type leases).

(in thousands of $)	March 31, 2019	December 31, 2018
Amounts due from:
Frontline Shipping	685	1,225
Frontline	9,282	8,430
SFL Linus	14,695	21,718
SFL Hercules	8,546	10,125
Seadrill	179	223
Other related parties	105	50
Total amount due from related parties	33,492	41,771
Loans to related parties - associated companies, long-term
SFL Deepwater	110,410	109,144
SFL Hercules	80,000	80,000
SFL Linus	121,000	121,000
Total loans to related parties - associated companies, long-term	311,410	310,144
Long-term receivables from related parties
Frontline	10,675	11,170
Frontline Shipping	4,446	4,446
Total long-term receivables from related parties	15,121	15,616
Amounts due to:
Frontline Shipping	562	1,125
Frontline	63	125
Golden Ocean	—	91
Seatankers	250	—
Other related parties	—	8
Total amount due to related parties	875	1,349

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at March 31, 2019 within the financial statements (see Note 9: Investments in associated companies). As described below in “Related party loans”, at March 31, 2019 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.

Related party leasing and service contracts

As at March 31, 2019, three of the Company’s vessels leased to Frontline Shipping (December 31, 2018: three) are recorded as direct financing leases. At March 31, 2019, the balance of net investments in direct financing leases with Frontline Shipping was $113.3 million (December 31, 2018: $115.0 million), of which $8.1 million (December 31, 2018: $8.0 million) represents short-term maturities.

In addition, included under operating leases at March 31, 2019, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (December 31, 2018: eight). At March 31, 2019, the net book value of assets leased under operating leases to Golden Ocean was $213.7 million (December 31, 2018: $217.7 million).

The charter agreements with Frontline Shipping include profit sharing arrangements, whereby the Company earns a 50% profit share on charter revenues earned by the vessels above the set base charter rates, calculated on a time charter equivalent basis and payable quarterly. In the three months ended March 31, 2019, the Company recorded $1.0 million in profit share revenues (three months ended March 31, 2018: $nil; year ended December 31, 2018: $1.5 million).

At March 31, 2019, the Company held 11 million ordinary shares in Frontline, representing approximately 6.48% of the issued share capital of Frontline (December 31, 2018: 11 million ordinary shares representing approximately 6.48%).

In the three months ended March 31, 2019, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% profit share on charter revenues earned by the vessels above certain threshold levels, calculated on a time charter equivalent basis and payable on a quarterly basis. In the three months ended March 31, 2019, the Company earned $nil profit share revenue under this arrangement (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.2 million).

A summary of leasing revenues and repayments from Frontline Shipping and Golden Ocean is as follows:

	Three months ended		Year ended
(in thousands of $)	March 31, 2019	March 31, 2018	December 31, 2018
Operating lease income	13,536	13,138	53,258
Direct financing lease interest income	975	3,116	9,623
Finance lease service revenue	2,430	6,876	22,095
Direct financing lease repayments	1,996	5,268	16,802
Profit share and cash sweep income	994	—	1,779

In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Three months ended		Year ended
(in thousands of $)	March 31, 2019	March 31, 2018	December 31, 2018
Frontline:
Vessel Management Fees	2,906	7,430	24,033
Commissions and Brokerage	81	44	287
Administration Services Fees	80	61	323
Golden Ocean:
Vessel Management Fees	5,040	5,040	20,440
Operating Management Fees	221	180	793
Seatankers:
Administration Services Fees	250	72	290
Office Facilities:
Seatankers Management Norway AS	26	27	108
Frontline Management AS	51	37	185
Frontline Corporate Services Ltd	36	29	166

Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus, granting them loans of $145 million, $145 million, and $125 million, respectively, at fixed interest rates. These loans are repayable in full by October 1, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The net outstanding loan balances as at March 31, 2019, were $110.4 million, $80.0 million, and $121.0 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively.
In the three months ended March 31, 2019, the Company received interest income on these loans of $1.3 million from SFL Deepwater (three months ended March 31, 2018: $1.3 million; year ended December 31, 2018: $5.1 million), $0.9 million from SFL Hercules (three months ended March 31, 2018: $0.9 million; year ended December 31, 2018: $3.6 million) and $1.4 million from SFL Linus (three months ended March 31, 2018: $1.4 million; year ended December 31, 2018: $5.4 million).
Long-term receivables from related parties
The Company received a loan note from Frontline Shipping as compensation for the early termination of the charter of Front Circassia in February 2018. The initial face value of the note was $8.9 million, however, Ship Finance recorded the loan note at an initial fair market value of $4.4 million. The loan note bears interest at a rate of 7.50% and matures in December 2021. In the three months ended March 31, 2019, the Company has received $0.2 million in interest income on the loan note (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.5 million).

The Company received loan notes from Frontline as compensation for the early termination of the charter of Front Page, Front Stratus and Front Serenade in July, August and September 2018, respectively. The face value of the notes is $3.4 million each, and bears interest at a rate of 7.50%. The loan notes mature in between November 2024 and May 2025. In the three months ended March 31, 2019, the Company has accrued $0.2 million in interest income on the loan notes (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.3 million).

The Company received a loan note from Frontline as compensation for the early termination of the charter of Front Ariake in October 2018. The initial face value of the note was $3.4 million and bears interest at a rate of 7.5%. The note matures in December 2023. In the three months ended March 31, 2019, the Company received interest income on this loan note of $46.0 thousand (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.1 million).

Other related party transactions
In August 2018, the Company acquired 4,031,800 shares in ADS, a company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $9.3 million at March 31, 2019 (see Note 5: Investments in debt and equity securities). These shares, on which no dividend income was received in the three months ended March 31, 2019 (in the year ended December 31, 2018: $nil), represent approximately 17% of the outstanding shares in the company.

In the three months ended March 31, 2019, the Company received no dividends on its holding of shares in Frontline (three months ended March 31, 2018: $nil; year ended December 31, 2018: $nil).

In the three months ended March 31, 2019, the Company recorded no interest income on its holding of investments in secured notes issued by NorAm Drilling (three months ended March 31, 2018: $nil; year ended December 31, 2018: $0.5 million).

During the year ended December 31, 2018, the Company divested it's holding in Golden Close securities. The company received net proceeds of $45.6 million, resulting in an overall gain of $13.5 million. The Company earned $0.2 million interest income on its holding of investments in secured notes issued by Golden Close, up to the date of divestment, in the year ended December 31, 2018.

16.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	March 31, 2019	December 31, 2018
Book value of consolidated assets pledged under ship mortgages	1,674	1,527

Of the above, $1,433.9 million relates to assets recorded as vessels and equipment (December 31, 2018: $1,424.4 million) and $240.0 million relates to assets accounted for as investments in direct financing leases (December 31, 2018: $103.1 million).

In addition, as at March 31, 2019 the Company had 11 vessels (December 31, 2018: 11 vessels) with obligations under capital lease with a total net book value of $1,319.2 million (December 31, 2018: $1,331.1 million). Of these, seven vessels with net book value of $741.5 million (December 31, 2018: $749.9 million) were recorded as vessels under capital lease and four vessels with net book value of $577.7 million (December 31, 2018: $581.2 million) were accounted for as investments in direct financing leases.

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at March 31, 2019, the Company ($1.4 billion) and its 100% equity-accounted subsidiaries ($651.2 million) had a combined outstanding principal indebtedness of $2.1 billion (December 31, 2018: $2.1 billion) under various credit facilities.

Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P. & I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company, which are accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of March 31, 2019, their combined borrowings amounted to $651.2 million (December 31, 2018: $655.2 million) and the Company guaranteed $266.1 million (December 31, 2018: $266.1 million) of this debt which is secured by first priority mortgages over the relevant rigs.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a net outstanding balance of $334.7 million at March 31, 2019 (December 31, 2018: $342.0 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
As at March 31, 2019, the Company had committed $8.5 million towards the installation of exhaust gas cleaning systems on four of its oil tankers (December 31, 2018: $3.4 million) and $0.9 million towards the installation of ballast water treatment systems on one Suezmax tanker and one Supramax dry bulk carrier. There were no other material contractual commitments at March 31, 2019.
The Company is routinely party both as plaintiff and defendant to law suits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

17.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at March 31, 2019, the Company’s consolidated financial statements included 34 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from April 2019 to November 2033. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At March 31, 2019, 18 of the consolidated variable interest entities have a vessel which is accounted for as a direct financing lease asset. At March 31, 2019, the vessels had a carrying value of $399.2 million, unearned lease income of $213.3 million and estimated residual value of $126.2 million. The outstanding loan balances in 16 of these entities amounted to a total of $45.4 million, of which the short-term portion was $6.4 million as at March 31, 2019. Also, two of the vessels that are included in the direct financing lease assets had outstanding obligations under capital lease which amounted to a total of $273.6 million, of which the short-term portion was $13.5 million, as at March 31, 2019.
At March 31, 2019, 13 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets and had a total net book value of $280.9 million at March 31, 2019. The outstanding loan balances in these entities amounted to a total of $133.7 million, of which the short-term portion was $33.2 million as at March 31, 2019.
The other three fully consolidated variable interest entities each own vessels which are accounted for as vessels under capital lease and had a total net book value of $308.3 million as at March 31, 2019. The outstanding obligations under capital lease for these entities amounted to a total of $264.7 million, of which the short-term portion was $18.4 million as at March 31, 2019.

18.	SUBSEQUENT EVENTS

In April 2019, the Company entered into a Standstill Agreement (following the previously implemented Restructuring Agreement) with Solship. Per the Standstill Agreement, 100% of charter hire for vessels on charter to Solship is deferred until June 20, 2019. Solship has requested an extension of the Standstill Agreement until October 2019.

In May 2019, the Company issued NOK700 million five-year senior unsecured bonds, equivalent to approximately $80 million. The bonds bear interest at NIBOR plus a margin. The proceeds from the bond issue will be used for general corporate purposes.
On May 21, 2019, the Board of Directors of the Company declared a dividend of $0.35 per share, which will be paid in cash on or around June 28, 2019.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the three months ended March 31, 2019

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.
We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at June 14, 2019, our assets consist of five crude oil tankers, 22 dry bulk carriers, 45 container vessels (including 11 capital lease vessels), two car carriers, one jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers.

As at June 14, 2019, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. and its affiliate Conglomerate Shipping Ltd. (“MSC”), Phillips 66 Company (“Phillips 66”), and Evergreen Marine Corporation (Taiwan) Ltd. and its affiliate Evergreen Marine (Singapore) Pte Ltd (“Evergreen”), or subsidiaries thereof.

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Recent and Other Developments

In February 2019, the Company exercised the options to extend the charter period for four 4,100 TEU container vessels, MSC Katya R., MSC Julia R., MSC Vaishnavi R. and MSC Arushi R. on charter to MSC by a period of two years.

In February 2019, the Company extended the bareboat charter agreements with MSC for two 5,800 TEU container vessels, MSC Margarita and MSC Vidhi, which were previously reported under vessels and equipment and were reclassified to sales type leases as a result of amendments made to the charter contract. Included in the amendments to the contracts, the charterer has a fixed price purchase obligation at the expiry of the additional five year charter period.

In April 2019, the two 6,500 CEU car carriers, SFL Conductor and Glovis Composer, were re-chartered for 12 months to Hyundai Glovis at a revised charter hire.

In April 2019, the Company entered into a Standstill Agreement (following the previously implemented Restructuring Agreement) with Solship. Per the Standstill Agreement, 100% of charter hire for vessels on charter to Solship is deferred until June 20, 2019. Solship has requested an extension of the Standstill Agreement until October 2019.

In May 2019, the Company issued NOK700 million five-year senior unsecured bonds, equivalent to approximately $80 million. The bonds bear interest at NIBOR plus a margin. The proceeds from the bond issue will be used for general corporate purposes.

In May 2019, the Company agreed to extend the charters on the four 8,700 TEU container vessels to Maersk Line. The initial seven-year charters were extended by an additional three year period at a revised charter hire. As part of the charter agreement the Company agreed to finance the scrubbers to be installed on these vessels for the charterer.

On May 21, 2019, the Board of Directors of the Company declared a dividend of $0.35 per share, which will be paid in cash on or around June 28, 2019.

Operating Results

	Three months ended	Three months ended
(in thousands of $)	March 31, 2019	March 31, 2018
Total operating revenues	116,543	92,349
(Loss)/gain on sale of assets and termination of charters, net	—	(1,428)
Total operating expenses	(65,256)	(55,560)
Net operating income	51,287	35,361
Interest income	5,031	3,852
Interest expense	(36,538)	(22,532)
Other non-operating items, net	9,072	4,379
Equity in earnings of associated companies	4,740	3,595
Net income	33,592	24,655
Net operating income for the three months ended March 31, 2019, was $51.3 million, compared with $35.4 million for the three months ended March 31, 2018. The increase was principally due to the acquisition of four 13,800 TEU container vessels in May 2018 and three 10,600 TEU container vessels in the second half of 2018. This was partially offset by the sale of six VLCCs on charter to Frontline Shipping throughout 2018, and the loss on sale recorded as a result of the sale of one of these vessels in the first quarter. The overall net income for the period increased by $8.9 million compared with the same period in 2018 mainly due to the increase in net operating income. Higher interest expense was offset partly by higher interest income and higher net gains included in other non-operating items, all contributing to the increase to the overall net income in the three months ended March 31, 2019.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the three months ended March 31, 2019 and the three months ended March 31, 2018. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.

Total operating revenues

Total operating revenues increased by 26% in the three months ended March 31, 2019, compared with the same period in the previous year.

	Three months ended	Three months ended
(in thousands of $)	March 31, 2019	March 31, 2018
Direct financing and sales-type lease interest income	14,117	9,098
Finance lease service revenues	2,430	6,876
Profit sharing revenues	994	—
Time charter revenues	85,229	61,187
Bareboat charter revenues	6,878	10,352
Voyage charter revenues	6,262	4,316
Other operating income	633	520
Total operating revenues	116,543	92,349

Direct financing and sales type lease interest income
Direct financing and sales-type lease interest income arises on our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and 22 container vessels on long term charters to MSC. In general, direct financing and sales-type lease interest income reduces over the terms of our leases; progressively, a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease. The 55% increase in direct finance lease interest income in the three months ended March 31, 2019 compared with the same period in 2018 was mainly a result of the acquisition of 15 container vessels on charter to MSC in April 2018, the sale and lease back of two container vessels to MSC, and the reclassification of two container vessels from operating lease to capital lease, also on charter to MSC. This increase in direct finance lease interest income was partially offset by the sale of six VLCCs from the fleet of crude oil tankers on charter to Frontline Shipping throughout 2018.

Finance lease service revenues
The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 65% decrease in finance lease service revenues in the three months ended March 31, 2019 compared to the prior three months ended March 31, 2018 is mainly due to the sale of six tankers in 2018, described above, from the fleet of crude oil tankers on charter to Frontline Shipping.

Profit share revenues
We recorded $1.0 million profit share revenue in the three months ended March 31, 2019 from the profit sharing arrangement with Frontline Shipping whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. This is compared to profit share revenue of $nil received from Frontline Shipping for the three months ended March 31, 2018.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. No profit share revenue was earned by these vessels in the three months ended March 31, 2019 ($nil in the three months ended March 31, 2018).

We also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer following the amendments agreed in July 2016, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in the three months ended March 31, 2019 or in the three months ended March 31, 2018.

Time charter revenues
During the three months ended March 31, 2019, time charter revenues were earned by 14 container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The 39% increase in time charter revenues for the three months ended March 31, 2019, compared to the three months ended March 31, 2018, was mainly due to the addition of three 10,600 TEU container vessels in September and October 2018 and four 13,800 TEU container vessels in May 2018. These increases to time charter revenues were partly offset by the sale of SFL Avon in May 2018.

Bareboat charter revenues
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the three month periods ended March 31, 2018, and March 31, 2019, these consisted of four offshore support vessels, two chemical tankers, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. March 31, 2018 bareboat revenue includes revenue from one jack-up drilling rig. The 34% decrease in bareboat charter revenues was mainly due to lower revenues recorded for the four offshore support vessels. These vessels recorded bareboat revenues of $0.6 million in the three months ended March 31, 2019 compared to $1.8 million in the same period in 2018. During 2018, Solstad engaged in discussions for a potential restructuring of the capital structure of the subsidiary guaranteeing the performance under the charters for the five offshore support vessels employed under long-term charters to the Solstad Charterer, which includes the four leased under operating leases. The remaining one is accounted for as a direct financing lease asset. The Company and other financial stakeholders agreed to a standstill agreement while the discussions were ongoing. On July, 20, 2018, the Company and other financial creditors entered into a restructuring agreement with a subsidiary of Solstad whereby 50% of the agreed charter hire for the two vessels Sea Cheetah and Sea Jaguar will be received from the effective date at the end of August 2018 until the end of 2019. All other payments under the respective charters, including the remaining 50% on Sea Cheetah and Sea Jaguar, will be deferred until the end of 2019. In April 2019, Solship announced that a Standstill Agreement had been entered into with, amongst others, the Company whereby 100% of charter hire for vessels on charter to Solship is deferred. The Standstill Agreement is effective until June 20, 2019. Solship has requested an extension of the Standstill Agreement until October 2019.
The decrease in bareboat charter revenue was also as a result of the sale of jack-up drilling rig Soehanah on December 31, 2018. The rig earned $0.9 million in bareboat revenue in the three months ended March 31, 2018.

Voyage charter revenues
The 45% increase in voyage charter revenues for the three months ended March 31, 2019 compared to the three months ended March 31, 2018 was mainly attributable to the trading patterns of the two Suezmax tankers trading in a pool together with two tankers owned by Frontline. During the three months ended March 31, 2019, there was an increase in voyage charter revenue from Everbright, which returned to voyage chartering during the three months ended March 31, 2018. The Everbright increase added to the increase in voyage charter income from Glorycrown and an increase resulting from the trading patterns of certain Handysize dry bulk carriers which sometimes charter on a voyage-by-voyage basis.
Cash flows arising from direct financing and sales-type leases
The following table sets forth our cash flows from the direct financing and sales-type leases with Frontline Shipping, the Solstad Charterer and MSC and shows how they were accounted for:

	Three months ended	Three months ended
(in thousands of $)	March 31, 2019	March 31, 2018
Charter hire payments accounted for as:
Direct financing and sales-type lease interest income	14,117	9,098
Finance lease service revenues	2,430	6,876
Direct financing and sales-type lease repayments	9,931	7,530
Total direct financing and sales-type lease payments received	26,478	23,504

Gain on sale of assets and termination of charters
No vessels were sold or charters were terminated in the three months ended March 31, 2019.
In the three months ended March 31, 2018, a net loss of $1.4 million was recorded, arising from the disposal of one crude oil tanker, Front Circassia in February 2018 (see Note 2: Gain on sale of assets and termination of charters).

Operating expenses

	Three months ended	Three months ended
(in thousands of $)	March 31, 2019	March 31, 2018
Vessel operating expenses	32,437	30,697
Depreciation	29,470	22,334
Administrative expenses	3,349	2,529
Total operating expenses	65,256	55,560

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. Vessel operating expenses also consist of the day to day running costs as well as occasional voyage expenses for the container vessels, dry bulk carriers, car carriers and oil product tankers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the three months ended March 31, 2019.
Vessel operating expenses increased by $1.7 million for the three months ended March 31, 2019, compared with the same period in 2018. The increase is mainly due to the addition of three 10,600 TEU container vessels in September and October 2018 and four 13,800 TEU container vessels acquired in May 2018. The increases in vessel operating expenses as the result of acquisitions made is partly offset by the decrease in vessel management expenses for vessels chartered to Frontline from the sale of six VLCCs in 2018.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $7.1 million for the three months ended March 31, 2019, compared to the same period in 2018, was mainly due to the addition of the four 13,800 TEU container vessels in May 2018 and the addition of three 10,600 TEU container vessels in September and October 2018. The increase was partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, following the sale of Rig Finance Ltd, and the sale of SFL Avon in May 2018.

No impairment charges were recorded against any vessels in the three months ended March 31, 2019 or in the same period in 2018.
The 32% increase in administrative expenses for the three months ended March 31, 2019, compared to the same period in 2018, is mainly due to increased staff costs. Increases in office costs and registration fees has also contributed to the higher administrative expenses in the three months ended March 31, 2019.
Interest income
Total interest income increased by $1.2 million for the three months ended March 31, 2019, compared to the same period in 2018, mainly due to interest income on loan notes from Frontline and Frontline Shipping, as a result of the termination of charters from five VLCCs sold in 2018 and increased interest income from short term deposits.

Interest expense

	Three months ended	Three months ended
(in thousands of $)	March 31, 2019	March 31, 2018
Interest on US$ floating rate loans	10,579	9,661
Interest on NOK900 million senior unsecured floating rate bonds due 2019	906	1,215
Interest on NOK500 million senior unsecured floating rate bonds due 2020	872	895
Interest on NOK600 million senior unsecured floating rate bonds due 2023	1,054	—
Interest on 3.25% senior unsecured convertible bonds due 2018	—	171
Interest on 5.75% senior unsecured convertible bonds due 2021	3,051	3,234
Interest on 4.875% senior unsecured convertible bonds due 2023	1,808	—
Swap interest	298	1,378
Interest on capital lease obligations	15,737	4,306
Amortization of deferred charges	2,233	1,672
Total interest expense	36,538	22,532
At March 31, 2019, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $1.4 billion (March 31, 2018: $1.5 billion), $58.0 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (March 31, 2018: $63.8 million, NOK500 million), $69.6 million (NOK600 million) outstanding principal amount of NOK floating rate bonds due 2023 (March 31, 2018: $nil, NOKnil), $212.2 million outstanding principal amount of 5.75% convertible bonds due 2021 (March 31, 2018: $225.0 million), $148.3 million outstanding principal amount of 4.875% convertible bonds due 2023 (March 31, 2018: $nil) and $0.9 billion under floating rate secured long term credit facilities (March 31, 2018: $1.1 billion).
NOK floating rate bonds due 2019 were fully repaid as at March 31, 2019 (March 31, 2018: $96.6 million, NOK 758 million).
The average three-month LIBOR was 2.69% in the three months ended March 31, 2019 compared to an average of 1.93% in the three months ended March 31, 2018. The increase in interest expense associated with our floating rate debt for the three months ended March 31, 2019, compared to the same period in 2018, is mainly due to the increased LIBOR rate in the period.
The decrease in interest expense on the NOK900 million floating rate bonds due 2019 is due to their redemption in March 2019. The increase in interest expense on the NOK600 million floating rate bonds due 2023 is due to their issuance in September 2018. The increase in interest expense on the 4.875% convertible bonds is due to their issuance in April 2018.
At March 31, 2019, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $0.8 billion of floating rate debt at a weighted average rate excluding margin of 2.41% per annum (March 31, 2018: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 2.87% per annum).
The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in vessels from their third party owners. In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as direct financing lease assets. In the second half of 2018, the Company agreed with various financial institutions to refinance the outstanding balance of loans relating four 13,800 TEU container vessels and three 10,600 TEU container vessels, by entering into sale and leaseback transactions with an option to purchase the vessels after six years. In December 2018, the Company financed the acquisition of two 19,400 TEU container vessels using similar financial institutions and sale and lease back arrangements. The sale and leaseback transactions were accounted for as capital leases, accounting for the increase in interest in capital lease obligations for the three months ended March 31, 2019 when compared to the same period in 2018.

Other non-operating items
In the three months ended March 31, 2019, other non-operating items amounted to a net gain of $9.1 million, compared to a gain of $4.4 million for the three months ended March 31, 2018. The net gain of $9.1 million for the three months ended March 31, 2019 mainly results from a gain of $2.0 million from positive mark-to-market adjustments to derivatives as well as a gain of $10.5 million from the mark-to-market of equity investments, offset by minor expenses.

The net gain of $4.4 million for the three months ended March 31, 2018 mainly results from a gain of $5.6 million from positive mark-to-market adjustments to derivatives, partly offset by a loss of $1.0 million from the mark-to-market of equity investments.

As reported above, certain assets were accounted for under the equity method in 2019 and 2018. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In the three month periods ended March 31, 2018, and March 31, 2019, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 9: Investments in associated companies). The total equity in earnings of associated companies in the three months ended March 31, 2019 was $1.1 million higher than in the comparative period in 2018 mainly due to the increase in finance lease interest income recorded by the harsh environment jack-up drilling rig West Linus as a result of interest rate adjustments per the charter contract. Amendments were made to the charter contracts for the rigs owned by these subsidiaries in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, the Company agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus was also extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters were amended.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to a subsidiary of Golden Ocean and our offshore support vessels on charter to the Solstad Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have nine drybulk carriers, two car carriers and two Suezmax tankers in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels.

Liquidity and Capital Resources
At March 31, 2019, we had total cash and cash equivalents of $154.1 million and investments in equity securities and corporate bonds of $95.8 million.
In the three months ended March 31, 2019, we generated cash of $48.6 million net from operations, generated $17.1 million net in investing activities and used $123.9 million net from financing activities.

Cash flows provided by operating activities for the three months ended March 31, 2019 decreased to $48.6 million, from $50.0 million for the same period in 2018, mainly due the timing of charter hire and trade and other receivables.
Investing activities generated cash of $17.1 million in the three months ended March 31, 2019, compared with $52.5 million generated in the same period in 2018. The lower cash generated in investing activities for the three months ended March 31, 2019 is mainly due to the outflow of cash of $0.3 million used to fund the purchase of vessels and capital improvements, compared to $nil spent in the same period in 2018 and amounts received from associated companies, which decreased by $20.1 million compared to the same period in 2018. The lower cash generated is also attributed to an outflow of cash of $1.1 million for additions to finance leases compared to $nil in the same period in 2018, and lower cash proceeds from sale of vessels and termination of charters as a result of a decrease from $17.5 million for the three months ended March 31, 2018 to $nil for the three months ended March 31, 2019. This is partly offset by an increase in cash generated of $2.4 million and $1.1 million for cash received as repayments of investments in finance leases and other long term investments, respectively.
Net cash utilised from financing activities for the three months ended March 31, 2019 was $123.9 million, compared to $115.6 million net cash utilised in the same period in 2018. The $8.4 million difference in net cash utilised from financing activities in the two periods was primarily due to the increase in cash out flows of $17.5 million and $41.8 million as a result of the final settlement of the NOK900m bond due 2019 and the related swaps. Cash utilised in the repayment of lease obligation liabilities increased by $13.3 million when compared to same period in 2018 due to capital lease financing arrangements entered into in the second half of 2018 for four 13,800 TEU container vessels, three 10,600 TEU container vessels and two 19,400 TEU container vessels. Cash utilised also increased as a result of an increase of $18.4 million utilised to prepay and repay long term debt, an increase in dividend payments by $1.4 million and an increase of $1.4 million for debt issuance fees in the three months ended March 31, 2019 from the three months ended March 31, 2018. This is partly offset by an $85.4 million increase in cash proceeds from debt issuances and draw-downs in the three months ended March 31, 2019 from the three months ended March 31, 2018.
In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.
The following table summarizes our consolidated borrowings at March 31, 2019.

	As at March 31, 2019
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	944.3	—
Unsecured borrowings:
5.75% senior unsecured convertible bonds due 2021	212.2	—
NOK500 million senior unsecured floating rate bonds due 2020	58.0	—
4.875% senior unsecured convertible notes due 2023	148.3	—
NOK600 million senior unsecured floating rate bonds due 2023	69.6	—
Total	1,432.5	—

In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.7 billion as at March 31, 2019. Also, the loan facilities of the equity accounted subsidiaries originally contained financial covenants, with which both Ship Finance and Seadrill must comply. As part of the Restructuring Plan, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited, who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.
Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at June 14, 2019, excluding three 1,700 TEU container vessels and two chemical tankers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events; and

▪
other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The information set forth herein speaks only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 14, 2019

By:	/s/ Aksel C. Olesen
Name: Aksel C. Olesen
Principal Executive Officer